April 17, 2007
Via Electronic Submission and Overnight Courier
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attention:	Kathleen Collins, Accounting Branch Chief
RE:	Moldflow Corporation
Form 10-K for Fiscal Year Ended June 30, 2006
Forms 10-Q for Fiscal Quarters Ended September 30, 2006 and December 31, 2006
File No. 0-30027
Dear Ms. Collins:
     This letter is to confirm receipt of your letter dated April 3, 2007. We expect to respond on or around May 21, 2007. If you have any questions, please contact the undersigned at (508) 358-5848.
Sincerely,

/s/ Christopher L. Gorgone

Christopher L. Gorgone
Executive Vice President and
Chief Financial Officer